September 12, 2024

Cam Gallagher
Interim Chief Financial Officer
Zentalis Pharmaceuticals, Inc.
1359 Broadway
Suite 801
New York, New York 10018

        Re: Zentalis Pharmaceuticals, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Filed February 27, 2024
            File No. 001-39263
Dear Cam Gallagher:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q or the Fiscal Quarter Ended June 30, 2024
Notes to Condensed Consolidated Financial Statements
3. Significant Transactions, page 12

1. Please explain to us how you applied your revenue recognition policy to the elements of the license agreement you entered into with Immunome, Inc., including references to the paragraphs within ASC 606 that support your accounting. Please also confirm that you will disclose your revenue recognition policy in future filings and provide us with a draft of your intended disclosure revisions.

2. As a related matter, please revise your future filings to disclose the key terms of each of your license agreements and strategic collaborations, including your obligations under each agreement, the related financial provisions and your accounting treatment for each agreement. As an example, your accounting treatment for $4.2 million of excess proceeds received from the April 2022 direct offer to Pfizer as a reduction of research and
 September 12, 2024
Page 2

       development expense over the term of the collaboration suggests that you are accounting for this agreement under ASC 808. Please confirm and revise your disclosure in future filings accordingly to clarify.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences